# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Overland Advantage, CIK 0001965934
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest, par value $0.001 per share
Address of issuer's principal executive offices: 375 Park Avenue, 11th Floor, New York, New York (NY), 10152
Date of event which requires filing of this statement: 08/04/2025
Amends the filing with accession number 0001011438-24-000307
Filed by CIK 0001362558
Persons authorized to receive notices and communications: Turner Herbert, 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates (C0), 00000, 971 2 4150000

## Reporting persons
- Abu Dhabi Investment Authority (CIK 0001362558): type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 1,281,756.23; shared voting power 0; sole dispositive power 15,767,755.47; shared dispositive power 0; aggregate amount beneficially owned 15,767,755.47 (60.3% of the class)
  Comment: Abu Dhabi Investment Authority (ADIA) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (the Government) as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives.
- Platinum International Investment Holdings RSC Limited (CIK 0001790748): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 1,281,756.23; shared voting power 0; sole dispositive power 15,767,755.47; shared dispositive power 0; aggregate amount beneficially owned 15,767,755.47 (60.3% of the class)
- Platinum Falcon B 2018 RSC Limited (CIK 0001790749): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: working capital (WC); sole voting power 1,281,756.23; shared voting power 0; sole dispositive power 15,767,755.47; shared dispositive power 0; aggregate amount beneficially owned 15,767,755.47 (60.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, par value $0.001 per share
Name of issuer: Overland Advantage
Address of issuer's principal executive offices: 375 Park Avenue, 11th Floor, New York, New York (NY), 10152
Comment:
The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Abu Dhabi Investment Authority ("ADIA"), Platinum Investment Holdings RSC Limited ("Platinum Holdings") and Platinum Falcon B 2018 RSC Limited ("Platinum Falcon", and together with Platinum Holdings and ADIA, the "Reporting Persons") on April 30, 2024, as amended by Amendment No. 1 filed on October 31, 2024, Amendment No. 2 filed on February 11, 2025, and Amendment No. 3 filed on May 6, 2025. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) ADIA, (ii) Platinum Holdings, and (iii) Platinum Falcon. Platinum Holdings is the sole owner of Platinum Falcon and ADIA is the sole owner of Platinum Holdings. The board of directors of ADIA does not involve itself in ADIA's investment and operational decisions, for which the Managing Director of ADIA is responsible under law. The Investment Committee of ADIA assists the Managing Director with investment decisions. Set forth on Exhibit 99.1 hereto are the names and other required information regarding the Managing Director and the members of the Investment Committee of ADIA (collectively, the "ADIA Scheduled Persons"); the names and other required information regarding the executive officers and the members of the board of directors of Platinum Holdings (the "Platinum Holdings Scheduled Persons"); and the names and other required information regarding the executive officers and the members of the board of directors of Platinum Falcon (the "Platinum Falcon Scheduled Persons", and together with the Platinum Holdings Scheduled Persons and the ADIA Scheduled Persons, the "Scheduled Persons"). Except as disclosed herein, none of the Scheduled Persons beneficially owns any securities of the Issuer.
Residence or business address: The principal business address of ADIA is 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates. The principal business address of Platinum Holdings is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. The principal business address of Platinum Falcon is Level 26, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
Present principal occupation or employment: ADIA was established in 1976 to invest funds on behalf of the Government of the Emirate of Abu Dhabi (the "Government"), to make available the necessary financial resources to secure and maintain the future welfare of the Emirate of Abu Dhabi. ADIA carries out its investment program independently and without reference to the Government or other entities that also invest on the Government's behalf. Platinum Holdings is wholly owned by ADIA and wholly owns Platinum Falcon, whose principal business is the investing of funds made available to Platinum Falcon by ADIA.
Criminal convictions in the last five years: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows: (i) ADIA - Abu Dhabi, United Arab Emirates, (ii) Platinum Holdings - Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates, and (iii) Platinum Falcon - Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference. The Common Shares of the Issuer were purchased by Platinum Falcon with the working capital of Platinum Falcon.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 11, 2025, the Issuer delivered a Drawdown Notice to Platinum Falcon to purchase Common Shares in an aggregate amount equal to $103,155,341 (the "Fifth Purchase Amount"). Platinum Falcon paid the Fifth Purchase Amount to the Issuer to purchase 4,151,982.671 Common Shares at a per share purchase price of $24.844839, with such number of shares and purchase price being determined by the Issuer on August 4, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of ADIA, Platinum Holdings and Platinum Falcon may be deemed to beneficially own 15,767,755.47 Common Shares of the Issuer, which represents approximately 60.3% of the Common Shares outstanding, based on 26,158,290.481 Common Shares outstanding as of August 4, 2025, based on information received from the Issuer. The Common Shares reported herein are directly held and beneficially owned by Platinum Falcon. Platinum Holdings, the sole owner of Platinum Falcon, may be deemed to beneficially own the Common Shares directly held by Platinum Falcon. ADIA, the sole owner of Platinum Holdings, may be deemed the beneficial owner of the Common Shares directly held by Platinum Falcon.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power over 1,281,756.233569 Common Shares and sole dispositive power over 15,767,755.47 Common Shares. The information in Item 4 regarding voting power over the Common Shares reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Items 3 and 4 are incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Information Regarding Scheduled Persons.

## Signatures
- Abu Dhabi Investment Authority: /s/ Hamad Shahwan AlDhaheri, Hamad Shahwan AlDhaheri/ Authorized Signatory (08/05/2025)
- Abu Dhabi Investment Authority: /s/ Saif Surour AlMashghouni, Saif Surour AlMashghouni/Authorized Signatory (08/05/2025)
- Platinum International Investment Holdings RSC Limited: /s/ Ahmed Salem Abdulla AlNeyadi, Ahmed Salem Abdulla AlNeyadi/Authorized Signatory (08/05/2025)
- Platinum International Investment Holdings RSC Limited: /s/ Mubarak Awad Qanazel AlAmeri, Mubarak Awad Qanazel AlAmeri/Authorized Signatory (08/05/2025)
- Platinum Falcon B 2018 RSC Limited: /s/ Ahmed Salem Abdulla AlNeyadi, Ahmed Salem Abdulla AlNeyadi/Authorized Signatory (08/05/2025)
- Platinum Falcon B 2018 RSC Limited: /s/ Mubarak Awad Qanazel AlAmeri, Mubarak Awad Qanazel AlAmeri/Authorized Signatory (08/05/2025)